September 25, 2018

Via EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
United States of America

Re:PLDT Inc.

Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2017

Filed April 5, 2018

File No. 001-03006

Dear Sir/Madam:

This is in response to the comment letter from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated September 12, 2018, relating to the annual report on Form 20-F of PLDT Inc. (the “Company”) for the fiscal year ended December 31, 2017 (the “2017 Form 20-F”).

For your convenience, the Company has included the Staff comments in this response letter in italicized form and keyed its responses accordingly.  The Company’s responses to the Staff comments are as follows.  Capitalized terms used and not defined in the 2017 Form 20-F have the meanings ascribed to them in the 2017 Form 20-F.

Form 20-F for the Year Ended December 31, 2017

Management’s Financial Review, page 48

1.

Please revise your non-GAAP reconciliations to begin with the IFRS financial measure versus the non-IFRS measure.  We refer to Question 102.10 of the updated Compliance and Disclosure Interpretation Guidance on non-GAAP measures.

The Company respectfully advises that going forward it will change the presentation of its non-GAAP reconciliations so that the reconciliations begin with the IFRS financial measure.  Specifically, the reconciliations of the Company’s adjusted EBITDA to its consolidated net income and the Company’s consolidated core income to its consolidated net income will each begin with consolidated net income.

Item 5. Operating and Financial Review and Prospects (Expenses, page 63)

2.	Please explain the underlying reasons why the provisions for doubtful accounts and inventory obsolescence decrease by 73% or Php 6,004.

While the Company takes into account multiple inputs when determining its provisions, the decrease in the Company’s provisions for doubtful accounts and inventory obsolescence from the year end 2016 to the year end 2017 by 73%, or Php 6,004 million, was primarily driven by a 16% year-on-year decline in our postpaid services revenue and an improvement of our year-on-year collection efficiency from 89% to 96%, both of which resulted in the decrease of our billed subscribers receivable for postpaid services and in turn a decline in our provisions for doubtful accounts, and a one-time provision taken in 2016 relating to the migration of our billing system for postpaid accounts for our Sun Cellular brand to Smart’s billing system and the resulting alignment of provisioning policies related to receivables and inventories.

*  *  *  *

In connection with responding to the Staff comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	the Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you again for your time. Please feel free to contact Michael G. DeSombre of Sullivan & Cromwell (tel: (+852) 2826 8696; fax: (+852) 2826 1774; e-mail: desombrem@sullcrom.com), or the undersigned by phone at (+632) 888 0188 or by e‑mail at lrchan@pldt.com.ph, with any questions you may have.

Very truly yours,

/s/ Ma. Lourdes C. Rausa-Chan
Ma. Lourdes C. Rausa-Chan
Senior Vice President and Corporate Secretary

cc:	Anabelle Lim-Chua, Senior Vice President and PLDT Chief Financial Officer

June Cheryl A. Cabal-Revilla, Senior Vice President, PLDT Group Controller and Smart and DMPI Chief Financial Officer

(PLDT Inc.)

Michael G. DeSombre
Joonkeun Yoo

(Sullivan & Cromwell)